BROADCAST INTERNATIONAL, INC.
7050 South Union Park Center, Suite 600
Midvale, Utah 84047
(801) 562-2252

May 30, 2012

Sent via EDGAR

Ms. Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Broadcast International, Inc.
Registration Statement on Form S-1
Filed April 9, 2012
File No. 333-180621

Dear Ms. Ransom:

Set forth below are the responses of Broadcast International, Inc., a Utah corporation (the “Company,” “we” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 7, 2012, with respect to the review of the Company’s Registration Statement on Form S-1 initially filed with the Commission on April 9, 2012, File No. 333-180621(the “Registration Statement”).  For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

General

1.
Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities may be being offered by or an behalf of the registrant.  If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(l)(i) of Regulation C.  Further, the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(l)(x) of Regulation C.  Please provide us with your detailed analysis of why this offering is not by or on behalf of the registrant.  Alternatively, please revise your registration statement to state that the selling shareholders will offer their securities at the fixed price for the duration of the offering and identify the selling shareholders as underwriters, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.  For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Rules, 612.09, available on our website at www.sec.gov.

Ms. Mara L. Ranson
Assistant Director
Securities and Exchange Commission
May 18, 2012

Response:

As discussed below, the Company respectfully submits that the transaction described below is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Background of Transaction

On October 28, 2011, we entered into an Engagement Agreement with MDB Capital Group, LLC (“MDB”), pursuant to which MDB agreed to act as the exclusive agent of the Company on a “best efforts” basis with respect to the sale of up to a maximum gross consideration of $6,000,000, subsequently verbally increased to $10,000,000, of the Company’s securities.  The units that were offered consisted of one share of our common stock and two forms of warrant to purchase shares of our common stock.  Pursuant to the Engagement Agreement, we entered into a Stock Purchase Agreement, dated March 13, 2012 with select institutional and other accredited investors for the private placement of 27,800,000 units of our securities.  The Stock Purchase Agreements included a purchase price of $.25 per unit, with each unit consisting of one share of common stock and two forms of Warrant:  (1) The “A” Warrant grants the investors the right to purchase an additional share of common stock for each two shares of common stock purchased, for a term of six years and at an exercise price of $0.35 per share; and (2) The “B” Warrant will not be exercisable unless and until the occurrence of a future issuance of stock at less than $0.25 per share, but, in the event of such issuance, grants the investors the right to acquire additional shares at a price of $0.05 to reduce the impact of the dilution caused by such issuance, but in no event shall the number of shares to be issued under the B Warrant cause us to exceed the number of authorized shares of common stock. The shares in excess of our authorized shares that would have been issuable under the B Warrant shall be “net settled” by payment of cash in an amount equal to the number of shares in excess of the authorized common shares multiplied by the closing price of our common stock as of the trading day immediately prior to the applicable date of the exercise of such B Warrant. The B Warrant shall be extinguished upon the earlier of: (a) a subsequent financing of at least $5 million on terms no more favorable than that received by the investors in this offering; (b) after the effective date of the registration statement registering securities issued in this offering if the volume-weighted average closing price of the Company’s common stock exceeds $.50 per share for a period of 30 trading days and no Volume Failure (as defined in the B Warrant) (measuring the daily average dollar volume of our Common Stock against a minimum volume of $500,000 per day) exists during such period, and the Company is then current in its public filings; or (c) 78 months.  On March 16, 2012, we completed the equity financing (the “Transaction”).

 In connection with the Transaction and under the terms of the Subscription Agreements, the investors negotiated a provision requiring the Company to prepare and file within 60 days following the issuance of the securities, a registration statement covering the resale of the shares of common stock sold in the financing and the shares of common stock underlying the warrants. If the Company fails to have the registration statement declared effective within 120 days following the date of the filing of the registration statement, the Company will be obligated to pay 1% of the cash proceeds of the offering for each 30-day period after the deadline, until either the registration statement is filed or declared effective, as the case may be.

Ms. Mara L. Ranson
Assistant Director
Securities and Exchange Commission
May 18, 2012

The Shares issued pursuant to the Stock Purchase Agreements were issued to investors pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and Regulation D promulgated thereunder.  In the Stock Purchase Agreement, the investors made specific representations and warranties regarding their investment intent, including representations that the investors did not have any agreement or understanding, directly or indirectly, with any person or entity to distribute the shares.  Additionally, a significant portion of the Investors (more than 75%) represented and warranted that they were neither a broker-dealer nor an affiliate of a broker-dealer.  The terms of the Transaction do not include any price “re-sets”, floating price conversion rights or other “toxic” features that have prompted the Staff’s concerns regarding “extreme convertible” transactions.

Application of Rule 415 and Interpretation 612.09

Rule 415 under the Act permits the registration of offerings on a delayed or continuous basis if “[t]he registration statement pertains only to . . . [s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.  See Rule 415(a)(1)(i) under the Act.  In Interpretation 612.09 (the “Interpretation”) of the Staff’s Compliance and Disclosure Interpretations (“CDI”), the Staff sets forth a detailed analysis of the relevant factors that should be examined when determining whether the offering is by or on behalf of a person other than the registrant.  The Interpretation provides that:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Ms. Mara L. Ranson
Assistant Director
Securities and Exchange Commission
May 18, 2012

The Interpretation acknowledges that the question of whether a purported secondary offering is really a primary offering is a “difficult factual one” and that consideration should be given to “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Transaction.  Based on an analysis of the specific factors listed in the Interpretation and all the circumstances of the Transaction, we respectfully submit that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

A.           How long the selling shareholders have held the shares

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company.  Here, the selling shareholders have held the shares since March 16, 2012, or approximately 75 days from the date of this letter.  Furthermore, the investors made typical “investment intention” representations and warranties in their respective Subscription Agreements to the effect that they were acquiring the shares for investment purposes only and not with a view to or for the purposes of distributing or reselling the shares.  Finally, under all available Staff guidance, the selling shareholders in the Transaction have held the shares long enough to confirm that the selling shareholders are not acting as a conduit for the Company.

 For example, in the Staff’s CDI Interpretation 116.19 (the “PIPE Interpretation”) the Staff indicates that:

In a PIPE transaction, the company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities … to the investor, and the investor is at market risk at the time of filing of the resale registration statement.  The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.  When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPEs analysis applies to the convertible security, not to the underlying common stock.  There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.  For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions.  The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registrations statement.

Ms. Mara L. Ranson
Assistant Director
Securities and Exchange Commission
May 18, 2012

As the PIPE Interpretation suggests, a company may register a secondary offering immediately following a PIPE transaction. Since no holding period is required for a PIPE transaction to be a valid secondary offering, a holding period of 75 days must also be sufficient for a valid secondary offering.  Additionally, the Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering.  Based on an analysis of the available guidance, we respectfully submit that a holding period of 75 days in a valid PIPE transaction, especially when combined with the investment intention representations and warranties in the Subscription Agreements, clearly demonstrates that the selling shareholders are not acting as a mere conduit for the Company.

B.           The circumstances under which they received them

Of the securities covered by the Registration Statement, all were issued in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Act and Regulation D promulgated thereunder.  The Transaction does not contain any “toxic terms” that merit any special concerns by the Staff.  Each of the investors in the Transaction specifically represented to the Company that the investor did not have any agreement or understanding, directly or indirectly, with any person or entity to distribute the shares.  Furthermore, given that the average daily trading volume of the Company’s common stock is approximately 64,121 shares, each of the investors recognized that the investors must be willing to hold the shares for an extended period of time.

As is customary in PIPEs, the investors negotiated for and received registration rights with respect to the shares and required that the Registration Statement be effective within 120 days following the date of the filing of the Registration Statement.  The registration rights were not granted for the purpose of conducting an indirect primary offering and do not evidence an intent by the investors to quickly distribute their respective shares to the public.  In addition, there were approximately 83 purchasers of shares and warrants in the Transaction, which relatively large number, given the size of the Transaction, we believe indicates strongly against any inference of a coordinated plan of distribution as would be found in an indirect primary offering, or that such a large number of purchases comprised a mass aggregation of “conduits for the issues.”  To the contrary, the Company believes that this large number of purchasers brought to the Company through the efforts of placement agents, creates a strong inference of disparate purchasers buying with investment intent in a Transaction in which shares and warrants came to rest with these purchasers.

Given the nature of the Transaction and the clear intent of the investors, we submit that the circumstances under which the investors received the shares demonstrate that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

C.           Their relationship to the issuer

The investors in the Transaction had no relationship with the Company prior to their investment in the Transaction.  All of the investors are long-term buy and hold investors who performed significant, fundamental due diligence on the Company prior to making their investment.  Again, there is no basis for believing that the investors do not have the intention or ability to hold their shares for an indefinite period.

Ms. Mara L. Ranson
Assistant Director
Securities and Exchange Commission
May 18, 2012

D.           The amount of shares involved

The Registration Statement, as amended, relates to the resale of up to 46,470,000 shares of the Company’s common stock owned by the selling shareholders, including up to 18,270,000 shares of the Company’s common stock upon exercise of certain warrants held by the selling shareholders.  As of May 2, 2012, the Company had 107,227,820 shares of common stock outstanding.

The Company recognizes that the Registration Statement relates to the resale of more than thirty-three percent of the outstanding shares of common stock.  Nevertheless, the overall intent of the Transaction, the lack of any toxic terms, and the nature of the investors clearly suggest that the selling shareholders are not acting as a conduit for the Company.  Under several analogous circumstances, the Staff has approved holders of more than one-third of a company’s public float to effect a valid secondary offering.  For example, Interpretation 612.12 of the CDI describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Similarly, Interpretation 216.14 provides: “Secondary sales by affiliates may be made under General Instruction 1.B.3. to Form S-3, even in cases where the affiliate owns more than 50 percent of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter on behalf of the issuer.”

 The Interpretation, as well as the additional guidance discussed above, clearly articulates that the amount of shares involved in the Transaction is only one factor to be considered by the Staff in applying Rule 415.  Indeed, the Company respectfully submits to the Staff that regardless of the amount of shares being registered, it believes that the proper inquiry regarding whether an offering is a valid secondary offering or an indirect primary offering is whether the offering contemplates the resale of securities acquired from the Company by legitimate investors or whether the offering is made by selling shareholders who are acting as underwriters of, or a conduit for, a public offering by the Company.  In that light, and notwithstanding the relatively large number of shares covered by the Registration Statement, there is no support for the proposition that the selling shareholders are acting as an underwriter on behalf of the Company.  Therefore, the Company respectfully submits that it is appropriate to register the offering pursuant to the Registration Statement as a valid secondary offering.

Ms. Mara L. Ranson
Assistant Director
Securities and Exchange Commission
May 18, 2012

E.           Whether the sellers are in the business of underwriting securities

The selling shareholders, with the exception of one, MDB Capital Group, LLC, are not in the business of underwriting securities.  Some are affiliates of broker-dealers but none of these affiliates is in the business of underwriting securities.  MDB was the exclusive agent of the Company in the transaction and purchased $55,000 of units (220,000 shares and 110,000 warrant shares) in the Offering.  MDB is an underwriter.  Section 2(a)(11) of the Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”  As stated above, each of the investors in the Transaction specifically represented to the Company that the investor did not have any agreement or understanding, directly or indirectly, with any person or entity to distribute the shares.  Therefore, the Company has concluded that the facts support a determination that the selling shareholders did not acquire securities from the Company with a view to distribution, and are not offering or selling for the Company in connection with a distribution, and that they are not in the business of underwriting securities.

F.	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

As described in detail above, the selling shareholders are not engaging in a distribution and are not acting as conduits for the Company.  Each investor in the Transaction represented to the Company that the investor purchased the securities for such investor’s own account for investment, has held their securities for __ days, and has specifically disclaimed any intent to distribute their shares and, given the average trading volume of the Company, will be required to hold their shares for an extended period of time.  The Company engaged a placement agent to assist it in the Transaction.  The placement agent placed the shares with a significant number of investors.  The number of shares covered by the Registration Statement was reasonable in relation to other transactions that have been approved by the Staff.  The selling shareholders are not in the business of underwriting securities.  In these circumstances we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Conclusion

For all of the foregoing reasons, we believe that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Ms. Mara L. Ranson
Assistant Director
Securities and Exchange Commission
May 18, 2012

Principal and Selling Shareholders, page 45

2.
Please revise your selling shareholder table to identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers.  Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation.  For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.  If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.

Response:

We have revised the selling shareholder table to identify those selling stockholders who are affiliates of broker-dealers.  We have also amended the prospectus on page 45 to state that for each selling shareholder who is an affiliate of a broker-dealer that:  (1) the selling shareholder purchased in the ordinary course of business; and (2) at the time of the purchase of the securities being registered for resale, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

3.
Not withstanding the immediately preceding comment, please provide footnote disclosure identifying any of your selling shareholders that received their shares as underwriting compensation. As indicated above, please note that a broker-dealer that received the securities it is offering for resale as underwriting compensation, need not be identified as an underwriter.

Response:

Eight of the selling shareholders received their warrants as underwriting compensation, and appropriate footnote disclosure has been made.

4.
Please revise your disclosure here, or elsewhere as appropriate, to clarify the manner in which the selling shareholders received their shares.  We presume this information is contained in your Recent Sales of Unregistered Securities disclosure beginning on page II-2, but we are unable to discern the specific transactions that are applicable to the shares being offered by the selling shareholders.

Response:

We have amended the prospectus on page 45 to clarify the manner in which the selling shareholders received their shares.

Ms. Mara L. Ranson
Assistant Director
Securities and Exchange Commission
May 18, 2012

Item 15.  Recent Sales of Unregistered Securities, page II-2

5.
We note that you filed a Form D on March 30, 2012 disclosing the offer of securities beginning on March 16, 2012 in reliance on Rule 506 of Regulation D.  Please revise your disclosure beginning on Page II-2 to identify the offering(s) made in reliance on Rule 506.

Response:

We have revised our disclosure on Page II-11 to identify the offering made in reliance on Rule 506 as disclosure in the Form D filed on March 30, 2012.

Please direct any questions that you may have with respect to the foregoing to Gregory Lindley at Holland & Hart LLP who may be reached at (801) 799-5829.

Very truly yours,

/s/ Rodney M. Tiede

Rodney M. Tiede
President and Chief Executive Officer

Enclosures

cc:           Reed L. Benson, Esq.
Gregory Lindley, Holland & Hart LLP